FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

5 August 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Traffic and Capacity Statistics for July 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 5 August 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics for July 2005

TRAFFIC AND CAPACITY STATISTICS - July 2005

Summary of the headline figures

In July 2005, passenger capacity, measured in Available Seat Kilometres, was 2.4 per cent above July 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 4.2 per cent. This resulted in a passenger load factor up 1.4 points versus last year, to 81.1 per cent, a record for July. The increase in traffic comprised a 6.8 per cent increase in premium traffic and a 3.8 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 3 per cent. Overall load factor fell by 0.1 points at 72.5 per cent.

Market conditions

Record passenger loads in July indicate that the short term impact of the London bombings was not material although it is too early to say what the long term impact will be. When taken together with the uncertain economic outlook and volatility in both fuel prices and the US Dollar exchange rate, accurate forecasting is even more of a challenge than usual.

Market conditions, however, remain broadly unchanged.

The continuing strength of the US Dollar and increased surcharges have improved the revenue outlook. We now expect total revenue for the year to March 2006 to grow by 5.5 to 6.5 per cent. Capacity and volume are still expected to increase by about 3 per cent with total yield flat.

Costs

We now expect fuel costs, net of hedging, to be about £525 million higher than last year. The company now has 75% hedging cover in place at an average cost of $43 per barrel for the remainder of the financial year and 40% cover for financial year 2006/07 at an average cost of $50 per barrel.

Strategic Developments

British Airways released financial information prepared under International Financial Reporting Standards (IFRS) for the year ended March 31, 2005. Under IFRS, the airline's operating profit for the year ended March 31, 2005 increased from £540 million under UK GAAP to £556 million and profit before tax increased from £415 million to £513 million. The adoption of IFRS represented an accounting change only and did not affect the underlying operation of the business or the airline's cash flows for 2004/5.

At the airline's 2005 annual general meeting chief executive designate Willie Walsh, commercial director Martin George, Ken Smart, Denise Kingsmill and Baroness Symons were elected onto the British Airways Board. Stepping down were former flight operations director Captain Mike Jeffery, Dr Ashok Ganguly and Lord Renwick of Clifton, in line with corporate governance guidelines on independence. The meeting included a farewell to Lord King of Wartnaby, British Airways president emeritus and former chairman, who died on Tuesday July 12.

British Airways' Corporate Responsibility Report for 2004 - 2005 was published and included details of the airline's double Gold Standard for its diversity programme, a first time award from Race for Opportunity for its work on racial equality across the company and a renewed award from Opportunity Now for gender equality.

The company launched a new online shopping basket facility on ba.com that enables customers to pay for hotels, car-hire, resort transfers and sightseeing tours as well as flights in a single transaction.

British Airways launched a seat sale offering thousands of discounted flights on over 80 routes for travel until November. Longhaul prices start from £299 for a return flight to New York and shorthaul from £65 for return tickets to Bologna, Turin, Seville and Amsterdam.

August 5, 2005

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of July				Financial year
						April through to July
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2005	2004	(%)		2005	2004	(%)
Passengers carried (000)
UK/Europe	2280	2311	-1.3		8367	8541	-2.0
Americas	693	683	+1.4		2630	2603	+1.0
Asia Pacific	176	148	+18.4		606	533	+13.7
Africa and Middle East	259	263	-1.7		959	971	-1.2
Total	3408	3406	+0.1		12562	12648	-0.7

Revenue passenger km (m)
UK/Europe	2157	2112	+2.1		7817	7661	+2.0
Americas	4671	4577	+2.0		17635	17384	+1.4
Asia Pacific	1806	1521	+18.7		6233	5489	+13.6
Africa and Middle East	1735	1742	-0.4		6428	6444	-0.2
Total	10369	9952	+4.2		38113	36978	+3.1

Available seat km (m)
UK/Europe	2826	2757	+2.5		11033	10599	+4.1
Americas	5552	5471	+1.5		21569	21387	+0.8
Asia Pacific	2234	2004	+11.5		8318	7691	+8.1
Africa and Middle East	2174	2248	-3.3		8539	8872	-3.8
Total	12786	12481	+2.4		49458	48549	+1.9

Passenger load factor (%)
UK/Europe	76.3	76.6	-0.3	pts	70.8	72.3	-1.5	pts
Americas	84.1	83.7	+0.4	pts	81.8	81.3	+0.5	pts
Asia Pacific	80.8	75.9	+4.9	pts	74.9	71.4	+3.5	pts
Africa and Middle East	79.8	77.5	+2.3	pts	75.3	72.6	+2.7	pts
Total	81.1	79.7	+1.4	pts	77.1	76.2	+0.9	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	406	419	-3.0		1591	1630	-2.4
Total RTK	1440	1413	+1.9		5386	5312	+1.4
Available tonne km (m)	1985	1946	+2.0		7710	7588	+1.6

Overall load factor (%)	72.5	72.6	-0.1	pts	69.9	70.0	-0.1	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602